UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-27723
CUSIP Number: 835470105

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2005

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
☐	Transition Report on Form N-CSR

For the Transition Period Ended: _______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SonicWALL, Inc.

Full name of registrant

Former name if applicable

1143 Borregas Avenue

Address of principal executive office (Street and number)

Sunnyvale, California 94089

City, state and zip code

PART II — RULES 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.) ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     SonicWALL, Inc. (the “Company”) has devoted significant resources through May 10, 2005 to (i) complete the restatement of its financial statements on Form 10-K/A for the year ended December 31, 2004, including interim periods therein, and (ii) complete the preparation of its financial statements for the fiscal quarter ended March 31, 2005. Because of the substantial amount of time and effort required to complete the restatement of its financial statements for the year ended December 31, 2004, the Company is unable to file its Form 10-Q for the period ended March 31, 2005 with the Commission by the prescribed filing date of May 10, 2005 without unreasonable effort or expense.

     In connection with the restatement of the financial statements for the year ended December 31, 2004, the Company identified a material weakness in internal control over financial reporting relating to the controls over the determination and accuracy of certain liabilities and related expenses of the Company’s 2004 sales commission plan and 2004 employee bonus plan. This material weakness is in addition to those previously reported by management and relates to the lack of a sufficient complement of personnel with a level of financial reporting expertise that is commensurate with the Company’s financial reporting requirements upon which management has previously reported. The Company will amend its report on internal control over financial reporting and expects its independent registered public accounting firm to amend its previously issued adverse opinion on the effectiveness of its internal controls over financial reporting as of December 31, 2004 to include this material weakness. As the Company continues its assessment of its internal control over financial reporting, additional control deficiencies in its internal control over financial reporting may be identified.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Frederick M. Gonzalez	408	752-7806

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

On May 2, 2005, the Company filed a Form 8-K reporting that the Company’s financial statements reported on Form 10-K for the fiscal year ended December 31, 2004 and each of the quarterly reports on Form 10-Q during fiscal 2004 should no longer be relied upon because of an error in such financial statements related to an over-accrual of amounts to be paid under both the Company’s 2004 sales commission plan and its 2004 employee bonus plan. The Company expects to file these amended reports concurrently with the filing of its Form 10-Q for the period ended March 31, 2005.

☐ Yes ☑ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company will restate its consolidated financial statements for the year ended December 31, 2004 and for each of the interim periods therein to correct the amounts recorded under both the Company’s 2004 sales commission and 2004 employee bonus programs. The corrections resulted in a reduction in cost of revenues and operating expenses of approximately $1.1 million for the year ended December 31, 2004. The corrections resulted in a reduction in cost of revenues and operating expenses of approximately $204,000 for the three months ended March 31, 2004.

SonicWALL, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2005	By:	/s/ Robert D. Selvi
		Name:	Robert D. Selvi
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18
U.S.C. 1001).